Mail Stop 4561

June 5, 2008

Mr. Jeffrey H. Schwartz
Chairman, Chief Executive Officer and Trustee
ProLogis
4545 Airport Way
Denver, CO 80239

>   **Re: ProLogis**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed February 28, 2008**
>   **Form 10-K/A for the year ended December 31, 2007**
>   **Filed March 17, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 25, 2008**
>   **File No. 1-12846**

Dear Mr. Schwartz:

We have read your response letter dated May 9, 2008 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Same Store Analysis, page 38

1. We have read and reviewed your response. You are attempting to present multiple non-GAAP financial measures. For the same store portfolio–rental income and rental expenses measures you are adding 100% of rental revenues earned and rental expenses incurred from your unconsolidated investees. Please revise as this is not appropriate as this amount does not represent your rental

revenues and rental expenses. In addition, please revise to reconcile same store–net operating income to operating income as presented on your consolidated statements of earnings and comprehensive income as this is the most comparable measure included in the financial statements. For reference see Item 10(e) of Regulation S-K.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief